UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. _)

Clifton Star Resources, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

18713J108
(CUSIP Number)

November 15, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/   /   Rule 13d-1(b)
/X/   Rule 13d-1(c)
/   /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18713J108

1. Name of Reporting Person:

Passport Special Opportunities Master Fund, LP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 349,700 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 349,700 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

349,700

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 1.0% *

12. Type of Reporting Person: PN

_____________________

* This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Passport Materials Master Fund, LP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 998,200 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 998,200 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

998,200

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 2.9% *

12. Type of Reporting Person: LP

_________________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Passport Materials Master Fund II, LP

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: British Virgin Islands

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 593,400 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 593,400 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

593,400

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 1.7% *

12. Type of Reporting Person: LP

___________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Blackwell Partners, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 706,700 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 706,700 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

706,700

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 2.0% *

12. Type of Reporting Person: OO

________________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Norges Bank (Central Bank of Norway)

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: 881,000

6. Shared Voting Power: 0 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 881,000 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

881,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 2.5% *

12. Type of Reporting Person: FI

_____________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Passport Plus, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 349,700 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 349,700 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

349,700

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 1.0% *

12. Type of Reporting Person: OO

____________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Passport Advisors, LP

2. Check the Appropriate Box if a Member of a Group:

 (a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 1,591,600 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 1,591,600 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,591,600

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 4.6% *

12. Type of Reporting Person: LP

______________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Passport Holdings, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 1,591,600 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 1,591,600 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,591,600

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 4.6% *

12. Type of Reporting Person: OO

_______________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

Passport Capital, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: Delaware

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 2,648,000 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 3,529,000 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,529,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 10.2% *

12. Type of Reporting Person: IA

______________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

CUSIP No. 18713J108

1. Name of Reporting Person:

John Burbank

2. Check the Appropriate Box if a Member of a Group:

(a) / /

(b) /X/

3. SEC Use Only

4. Citizenship or Place of Organization: United States

Number of shares beneficially owned by each reporting person with:	5. Sole Voting Power: -0-

6. Shared Voting Power: 2,648,000 (see Item 4)

7. Sole Dispositive Power: -0-

8. Shared Dispositive Power: 3,529,000 (see Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

3,529,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

/ /

11. Percent of Class Represented by Amount in Row (9): 10.2% *

12. Type of Reporting Person: IN

________________________

*This percentage is based on the 34,726,325 Shares issued and outstanding as reported by the issuer

Item 1(a).	Name of Issuer:

Imperial Sugar Company (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8016 HIGHWAY 90-A
P.O. BOX 9
SUGAR LAND, TX 77487
281-491-9181

Item 2(a).	Name of Persons Filing:

Passport Special Opportunities Master Fund, LP (“Fund I”);
Passport Materials Master Fund, LP (“Fund II”);
Passport Materials Master Fund II, LP (“Fund III”);
Blackwell Partners, LLC (“Account I”);
Norges Bank (Central Bank of Norway) (“Account II”);
Passport Plus, LLC (“Passport Plus”);
Passport Advisors, LP (“Passport Advisors”);
Passport Holdings, LLC (“Passport Holdings”);
Passport Capital, LLC (“Passport Capital”); and
John Burbank (“Burbank”, together with Fund I, Fund II, Fund III, Account I,
Account II, Passport Plus, Passport Advisors, Passport Holdings, and
Passport Capital, the Reporting Persons).

Burbank is the sole managing member of Passport Capital which serves as investment manager to Fund I, Fund II, Fund III, Account I and Account II. Passport Plus is the general partner of Fund I. Passport Advisors is the general partner of Fund II and Fund III. Passport Holdings is the general partner of Passport Advisors. Passport Capital is the managing member of Passport Plus and Passport Holdings. As a result, each of Burbank and Passport Capital may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of all Shares owned of record by Fund I, Fund II, Fund III, Account I, and Account II, except in the case of Account II which maintains sole power to vote or direct the vote of their beneficially owned shares. Additionally various other entities may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of all Shares, specifically Passport Plus in regards to shares beneficially held by Fund I, and both Passport Advisors and Passport Holdings in regards to shares beneficially held by Fund II and Fund III. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than the Fund I, Fund II, Fund III, Account I and Account II) is the beneficial owner of the securities covered by this statement.

NOTE: Passport Capital became investment manager to Fund I and Fund II effective as of December 1, 2010. Prior to this date Passport Management, LLC, a wholly owned subsidiary of Passport Capital, served as investment manager to these funds. As of the date of this filing, Passport Management, LLC has no beneficial ownership or control of shares of the Company.

Item 2(b).	Address of Principal Business Office:

For each Reporting Person:

C/O PASSPORT CAPITAL
30 HOTALING PLACE SUITE 300
SAN FRANCISCO, CA 94111

Item 2(c).	Citizenship:

See row 4 of each Reporting Persons’ respective cover page.

Item 2(d).	Title of Class of Securities:

Common Shares of the Company (the “Common Shares”)

Item 2(e).	CUSIP Number:

18713J108

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Item 9 of each Reporting Persons’ respective cover page.

(b)	Percent of class:

See Item 11 of each Reporting Persons’ respective cover page.

(c)	Number of shares for which each Reporting Person has sole or shared voting on disposition:

See Items 5-8 of each Reporting Persons’ respective cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of a Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2010

PASSPORT SPECIAL OPPORTUNITIES
MASTER FUND I, LP

By: PASSPORT PLUS, LLC,
as General Partner

By:	PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT MATERIALS MASTER FUND, LP

By: PASSPORT ADVISORS, LP
as General Partner

By:	PASSPORT HOLDINGS, LLC,
as General Partner

By:	PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT MATERIALS MASTER FUND II, LP

By: PASSPORT ADVISORS, LP
as General Partner

By:	PASSPORT HOLDINGS, LLC,
as General Partner

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

BLACKWELL PARTNERS, LLC

By: PASSPORT CAPITAL, LLC,
as Investment Advisor

By: /s/ JOHN BURBANK
John Burbank
Managing Member

NORGES BANK (CENTRAL BANK OF NORWAY)

By: PASSPORT CAPITAL, LLC,
as Investment Advisor

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT PLUS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT ADVISORS, LP

By: PASSPORT HOLDINGS, LLC,
as General Partner

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT HOLDINGS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT CAPITAL, LLC

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

/s/ JOHN BURBANK
John Burbank

JOHN BURBANK

By: /s/ JOHN BURBANK

     Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on December 10, 2010.

PASSPORT SPECIAL OPPORTUNITIES
MASTER FUND I, LP

By: PASSPORT PLUS, LLC,
as General Partner

By:	PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT MATERIALS MASTER FUND, LP

By: PASSPORT ADVISORS, LP
as General Partner

By:	PASSPORT HOLDINGS, LLC,
as General Partner

By:	PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT MATERIALS MASTER FUND II, LP

By: PASSPORT ADVISORS, LP
as General Partner

By:	PASSPORT HOLDINGS, LLC,
as General Partner

By:	PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank
Managing Member

BLACKWELL PARTNERS, LLC

By: PASSPORT CAPITAL, LLC,
as Investment Advisor

By: /s/ JOHN BURBANK
John Burbank
Managing Member

NORGES BANK (CENTRAL BANK OF NORWAY)

By: PASSPORT CAPITAL, LLC,
as Investment Advisor

By: /s/ JOHN BURBANK
John Burbank
Managing Member

PASSPORT PLUS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT ADVISORS, LP

By: PASSPORT HOLDINGS, LLC,
as General Partner

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT HOLDINGS, LLC

By: PASSPORT CAPITAL, LLC,
as Managing Member

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

PASSPORT CAPITAL, LLC

By: /s/ JOHN BURBANK
John Burbank,
Managing Member

/s/ JOHN BURBANK
John Burbank

JOHN BURBANK

By: /s/ JOHN BURBANK